Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business March 31, 2013, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts
		In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$15,281
Interest-bearing balances		108,103
Securities:
Held-to-maturity securities		0
Available-for-sale securities		216,301
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		29
Securities purchased under agreements to resell		27,158
Loans and lease financing receivables:
Loans and leases held for sale		28,482
Loans and leases, net of unearned income	749,665
LESS: Allowance for loan and lease losses	14,136
Loans and leases, net of unearned income and allowance		735,529
Trading Assets		34,744
Premises and fixed assets (including capitalized leases)		7,625
Other real estate owned		3,238
Investments in unconsolidated subsidiaries and associated companies		599
Direct and indirect investments in real estate ventures		9
Intangible assets
Goodwill		21,545
Other intangible assets		20,074
Other assets		52,903

Total assets		$1,271,620

LIABILITIES
Deposits:
In domestic offices		$932,346
Noninterest-bearing	247,585
Interest-bearing	684,761
In foreign offices, Edge and Agreement subsidiaries, and IBFs		68,180
Noninterest-bearing	521
Interest-bearing	67,659
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		11,474
Securities sold under agreements to repurchase		12,132

Dollar Amounts
In Millions
Trading liabilities	18,039
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	40,568
Subordinated notes and debentures	18,347
Other liabilities	32,325

Total liabilities	$1,133,411
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	101,853
Retained earnings	28,197
Accumulated other comprehensive income	6,565
Other equity capital components	0

Total bank equity capital	137,134
Noncontrolling (minority) interests in consolidated subsidiaries	1,075

Total equity capital	138,209

Total liabilities, and equity capital	$1,271,620

I, Timothy J. Sloan, EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

Timothy J. Sloan

EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

John Stumpf	Directors
Carrie Tolstedt
Michael Loughlin